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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

  The response to Item 3 is hereby amended by deleting the last sentence of the second paragraph of section (b) of Item 3 and replacing it with the following:

    Also, upon Mr. Lobo's involuntary termination, except for certain causes, or, upon his constructive termination (defined as a material decrease in responsibility or authority), within 12 months after a change of control of the Company, Mr. Lobo's options will be accelerated with respect to that number of shares which would have vested after 24 months of additional employment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The response to Item 4 is hereby amended by deleting the first sentence of paragraph (b) of Item 4 and replacing it with the following:

    In reaching the conclusions referred to in Item 4(a), the Board took into account the following factors:

  The response to Item 4 is hereby amended further by deleting section (b)(iv) in its entirety and replacing it with the following:

    (iv) The written opinion, dated August 21, 1998, of H&Q that, as of such date, the Offer was inadequate, from a financial point of view, to the holders of Shares. In rendering such opinion, H&Q reviewed and performed various analyses including those set forth in (iii) above. The full text of such opinion of H&Q, setting forth the assumptions made, matters considered and limitations on the reviews undertaken, is included as Exhibit 13 hereto and is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  The response to Item 7 is hereby amended by adding the following after the final paragraph of section (b)(i) of Item 7:

    In accordance with the Board's fiduciary duties to its stockholders, the Rights Agreement was amended to reflect the Board's view that, subject to certain procedures, future boards of directors should have the ability to take certain actions regarding the operation of the Rights Agreement.

  The response to Item 7 is hereby amended further by adding the following after the final paragraph of section (b)(ii) of Item 7:

    In accordance with the Board's fiduciary duties to its stockholders, the Company's Bylaws were amended to add appropriate procedures and notice provisions to ensure that the Company and its stockholders would have adequate time to consider any proposals which may be brought before a special meeting.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

  Additional Litigation Concerning the Offer.

    On August 25, 1998, MGZ and Mentor filed an Amended Verified Complaint in the Court of Chancery of the State of Delaware in and for New Castle County, a copy of which is attached hereto as Exhibit 14 and is incorporated herein by reference.

    On August 26, 1998, MGZ and Mentor filed a First Amended Complaint in the U.S. District Court for the District of Delaware, a copy of which is attached hereto as Exhibit 15 and is incorporated herein by reference.

    On August 25, 1998, Andrea Brown and Mohamed Yassin each filed a purported class action suit on behalf of individual plaintiffs against the Company and the Board in the Court of Chancery in the State of Delaware. The complaints allege, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The complaints seek, among other things, to compel the defendants to carry out their fiduciary duties and to cooperate with any person or entity having a bona fide interest in proposing any transaction which would maximize stockholder value. Copies of the complaints are filed as Exhibit 16 and Exhibit 17 to this statement and are incorporated herein by reference.

  Additional Antitrust Matters.

  On August 28, 1998, the Company filed its premerger notification form with the FTC.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

  Exhibit 13  Opinion of Hambrecht & Quist LLC.

  Exhibit 14 Amended Verified Complaint, filed by Mentor in the Court of Chancery of the State of Delaware in and for New Castle County on August 25, 1998.

  Exhibit 15 First Amended Complaint, filed by Mentor in the U.S. District Court for the District of Delaware on August 26, 1998.

  Exhibit 16 Complaint in Andrea Brown V. Quickturn Design Systems, Inc., et al., filed in the Court of Chancery of the State of Delaware on August 25, 1998.

  Exhibit 17 Complaint in Mohamed Yassin V. Quickturn Design Systems, Inc., et al., filed in the Court of Chancery of the State of Delaware on August 25, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1998
                                          QUICKTURN DESIGN SYSTEMS, INC.

                                          By:  /s/ Keith R. Lobo
                                            -----------------------------------
                                              Keith R. Lobo
                                              President and Chief Executive
                                              Officer

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